SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. ___)*

AMERICAN NATURAL ENERGY CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

02860R105
(CUSIP Number)

Paul Alexander Ross 7711 East 111th Street, Suite 121 Tulsa, OK 74133 (918) 459-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2012
(Date of Event which Requires Filing of this Statement)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No:  02860R105

1.	NAMES OF REPORTING PERSONS Paul Alexander Ross
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES
	7.	SOLE VOTING POWER 5,597,057
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER -0-
PERSON WITH	9.	SOLE DISPOSITIVE POWER 5,597,057
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,597,057
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9%
14.	TYPE OF REPORTING PERSON IN

Schedule 13D
CUSIP No:  02860R105

1.	NAMES OF REPORTING PERSONS Palo Verde Acquisitions, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 46-0659885
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: NEVADA
	7.	SOLE VOTING POWER 2,197,057
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER -0-
PERSON WITH	9.	SOLE DISPOSITIVE POWER 2,197,057
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,197,057
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.8%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Arkoma Natural Gas Company, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 73-1485832
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: NEVADA
	7.	SOLE VOTING POWER 3,400,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER -0-
PERSON WITH	9.	SOLE DISPOSITIVE POWER 3,400,000
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,400,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 12.1%
14.	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share (“Common Stock”) of American Natural Energy Corporation, an Oklahoma corporation (the “Issuer”) and is being filed on behalf of the reporting persons executing this Schedule 13D.  The address of the Issuer's principal executive office is One Warren Place, 6100 South Yale, Suite 2010, Tulsa, Oklahoma 74136.

Item 2.	Identity and Background.

(a)-(c);(f)                 Paul Alexander Ross is an United States Citizen; Palo Verde Acquisitions, LLC (“Palo Verde”) is a Nevada limited liability company and Arkoma Natural Gas Company, Inc. (“Arkoma”) is a Nevada  corporation engaged in the oil and gas business.  Paul Alexander Ross is the sole shareholder and President of Arkoma and the sole member and manager of Palo Verde. The principal business address of each of the reporting persons is 7711 East 111th Street, Suite 121, Tulsa, OK  74133.

(d)                           No reporting person has, during the last five years, been convicted in a criminal proceeding.

(e)                           No reporting person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 31, 2012, Arkoma, purchased from Issuer, in a private transaction, 3,400,000 shares of Common Stock at a price of US$0.06 per share.  The shares were acquired with Arkoma’s cash on hand.

On August 13, 2012, Palo Verde entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Issuer pursuant to which Palo Verde acquired (1) a $2,000,000 12% Convertible Debenture due August 13, 2014 (the “Debenture") and (2) warrants to purchase up to 20,000,000 shares of common stock of the Issuer at an exercise price of US$0.23 per share and expiring on August 13, 2014 (the "Warrants").  The aggregate consideration paid to the Issuer by Palo Verde for the Debenture and the Warrants was $2,000,000.  The debentures and warrants were acquired in part with Palo Verde’s cash at hand and in part with proceeds of loans evidenced by four 8% promissory notes issued by Palo Verde in favor of each of Mr. Douglas B. MacGregor, Mr. Mark Short, Mr. Jeff Clarke, and Mr. Paul A. Ross, each such promissory note maturing in August 2014.

At any time prior to the payment of the Debenture in full, Palo Verde may elect, in its sole discretion, to convert all or part of the principal amount of the Debenture into shares of common stock of the Issuer at a conversion rate of US$0.10 per share of common stock.  Notwithstanding the foregoing, Palo Verde may not convert any principal amount of the Debenture into common shares of the Issuer if, following such conversion, Palo Verde and its affiliates would own more than 19.9% of the number of shares of common stock of the Issuer then outstanding (the “Beneficial Ownership Limitation”).  The same Beneficial Ownership Limitation applies to the exercise by Palo Verde of any Warrants.

Item 4.	Purpose of Transaction.

See Item 3.  The acquisition of the securities of the issuer were made for the purposes of obtaining investment returns, funding Issuer’s operations relating to the exploration, drilling and production of its oil and gas properties in Bayou Couba Field, St. Charles Parish, Louisiana and other operations, and potentially acquiring control of the Issuer.

Pursuant to the Securities Purchase Agreement, the Issuer and Palo Verde agreed that the Issuer will sell to Palo Verde and Palo Verde will purchase from the Issuer an additional $1,000,000 12% convertible debenture. and additional warrants to purchase up to 10,000,000 shares of common stock of the Issuer at an exercise price of US$0.23 per share (such additional debenture and additional warrants, the "Additional Securities") for a total payment of an additional $1,000,000 as long as certain conditions are met, including, the elimination of the Beneficial Ownership Limitation, and Palo Verde having appointed three-fifths or more of the members of the board of directors of the Company.  Pursuant to the Securities Purchase Agreement, the Company has agreed to hold an annual stockholders meeting in 2012 to, among other things, submit to the stockholders a proposal to permit Palo Verde to convert the Debenture and exercise the Warrants (and to convert and exercise, respectively, any Additional Securities purchased) without the limitation of the Beneficial Ownership Limitation.

In connection with the closing of the Securities Purchase Agreement, the board of directors of the Issuer agreed with Palo Verde to fill three of the vacancies on the board with individuals selected by Palo Verde. On August 13, 2012, Palo Verde recommended each of Mr. Douglas B. MacGregor, Mr. James L. Ferraro and Mr. William Yuan to fill such vacancies and the board of directors of the Issuer elected each such individual to fill a vacancy on the board until the next annual meeting of shareholders of the Issuer and until such individual's respective successor is duly elected and qualifies, unless such individual sooner dies, retires or resigns.

Item 5.	Interest in Securities of the Issuer.

(a)
Paul Alexander Ross is the beneficial owner of 5,597,057 shares of Common Stock which represents approximately 19.9% of the outstanding Common Stock.  Of the amount beneficially owned by the Paul Alexander Ross, 3,400,000 shares represent the shares of Common Stock held of record by Arkoma, a corporation of which he is the sole shareholder and president, and the maximum 2,197,057 shares that would be issuable to Palo Verde, a limited liability company of which he is the sole member and manager, within 60 days pursuant to the conversion of debentures and/or exercise of the Warrants, taking into account the Beneficial Ownership Limitation currently in place.

Arkoma is the beneficial owner of 3,400,000 shares of Common Stock with represents 12.1% of the outstanding Common Stock.

Palo Verde is the beneficial owner of 2,197,057 shares of Common Stock, which represents 7.8% of the outstanding Common Stock.

The calculations were based on 28,125,916 shares of outstanding Common Stock, which consists of the 25,928,895 shares of Common Stock reported to be outstanding as of August 14, 2012 on Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2012 plus the maximum aggregate 2,197,057 shares of Common Stock that could be issuable to Palo Verde upon conversion of the Debenture and/or exercise of the Warrants.

(b)
Paul Alexander Ross possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of all 5,597,057 shares of Common Stock beneficially owned by him. Arkoma, of which Paul Alexander Ross is sole shareholder and president, possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of all 3,400,000 shares of Common Stock beneficially owned by it. Palo Verde, of which Paul Alexander Ross is sole member and manager,  possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of all 2,197,057 shares of Common Stock beneficially owned by it.

(c)	N/A

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

Exhibit	Description	Filing
1	Joint Filing Agreement	Filed herewith
2	Securities Purchase Agreement	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 17, 2012
3	Debenture	Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 17, 2012
4	Warrants	Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 17, 2012

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

August 24, 2012	PAUL A. ROSS
Paul A. Ross

ARKOMA NATURAL GAS COMPANY, INC.

	By:	PAUL A ROSS
Paul A. Ross, President

PALO VERDE ACQUISITIONS, LLC

PAUL A. ROSS
	By:	Paul A. Ross, Manager